
Mail Stop 3628

January 13, 2009

By Facsimile and U.S. Mail
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Avigen, Inc.**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed January 9, 2009 by Biotechnology Value Fund, L.P.**
> **File No. 000-28272**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Material

1. We note that you state that if the MediciNova transaction is unsuccessful, Avigen stockholders will receive a discount to the current liquidation value which you estimate to be $1.20 per share and a 40% premium to Avigen's current stock price. Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. In addition, we note that you state that if the MediciNova transaction is

successful, then Avigen stockholders could own 45% of the combined company. Please provide us supplementally with support for this statement and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).

2. Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, we note the following factual assertions that should be specifically supported or deleted:

- "BVF has nominated four highly qualified nominees,"
- "…a Board that seems far more interested in remaining in place to do whatever it pleases with corporate assets than in returning value and protecting downside risk for all stockholders," and
- "…an entrenched and unsuccessful management team and Board…."

While we recognize many of the statements in the soliciting materials are already in compliance with this comment, please revise any future additional soliciting materials to the extent necessary and provide supplemental support where appropriate for any non-conforming statements.

You should furnish a response letter and any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions